August 26, 2025

Tarek Tabsh
Chief Executive Officer
Relativity Holdings Inc.
3753 Howard Hughes Pkwy, Suite 200
Las Vegas, NV 89169

Tomoki Nagano
Chief Executive Officer
Instinct Bio Technical Company Inc.
3rd Floor West Side Gotanda bldg.
6-2-7 Nishi Gotanda, Shinagawa-ku
Tokyo 1410031, Japan

       Re: Relativity Holdings Inc.
           Amendment No. 2 to
           Draft Registration Statement on Form F-4
           Submitted August 12, 2025
           CIK No. 0002072188
Dear Tarek Tabsh and Tomoki Nagano:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement and non-public draft submission(s) on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 20, 2025 letter.
 August 26, 2025
Page 2
Amendment No. 2 to Draft Registration Statement on Form F-4 submitted August 12, 2025
Cover Page

1.    We note your response and revised disclosure in response to prior comment
4 and
      reissue the comment in part. Your response letter indicates that A.G.P. waived a deferred fee. However, your disclosure states that it is a closing condition for the IPO
      Underwriter to have executed a Fee Waiver Agreement "on terms prescribed and agreed by the Target Company," but this agreement does not appear to be discussed elsewhere in the prospectus. Please revise to clarify if the IPO Underwriter is owed any deferred underwriting compensation and whether such IPO Underwriter has entered into any agreement to waive any fees it may be owed, including the Fee
      Waiver Agreement required as a closing condition for the Business Combination.
2. We reissue prior comment 6. We refer to your cover page disclosure relating to the material conflicts of interest of the Sponsor and the SPAC's directors and officers in connection with the de-SPAC transaction. Please revise your cover page to discuss any actual or potential sources of conflicts of interest between the Sponsor's promoters and the target company's officers and directors on one hand, and the unaffiliated security holders as required by Item 1604(a)(4) of Regulation S-K, as applicable.
      Please also revise the Summary section to disclose any actual or potential material conflicts of interest accordingly. Refer to Item 1604(b)(3).
3. We note your revised disclosure in response to prior comment 7 and reissue the comment in part. Please prominently disclose the reason for the June 3, 2024 Nasdaq delisting of Relativity's Class A Common Stock, Units and Warrants. Background of the Business Combination, page 94

4. We note your revised disclosure in response to prior comment 17, which we reissue. Please revise to significantly expand the disclosure in this section to
      discuss the negotiations relating to the material terms of the transaction, including, but not limited to the evolution of the transaction structure, the merger consideration and valuation of Instinct Brother. In your revised disclosure, please explain the reasons for such terms, each party's position on such issues, the proposals and counter-proposals made during the course of the negotiations, and how you reached agreement on the final terms, including the calculation of the merger consideration. As a related matter, where you disclose general topics and agreements that were discussed at each meeting, please provide additional detail regarding the substance of those discussions and material terms of the relevant agreements.
Timeline of the Merger, page 100

5. We note your response to prior comment 24 and reissue the comment. Your response states that the findings of Aquaxis Law Group are subject to attorney client privilege.
      However, we refer to your disclosure that "Relativity shared the final due diligence report with Instinct Brothers and its legal counsel, Darryl, Edward &Co." Please provide us with your analysis regarding the applicability of Item 1607(a) of
      Regulation S-K.
 August 26, 2025
Page 3
6. We note your additional disclosure regarding a July 2, 2025 video conference and your placeholder stating "[changes to be described]." In your next amendment, please provide the applicable disclosure.
Guideline Publicly Traded Companies Analysis, page 109

7. We note your revised disclosure that the valuation range of $85 million to $306 million cited in connection with the Guideline Publicly Traded Companies Analysis was derived by taking the mean and median market capitalizations of the 32 identified comparable public companies. Please explain why the median value was determined to be a meaningful representation of the low end of the valuation range and the mean value was likewise determined to be a meaningful representation of the high end of the valuation range. In this regard, we note that mean and median are both measures of central tendency and it is not clear why these figures would be considered end points for a range of values. Please discuss in greater detail why the median value represents the "low" end of the range instead of the "high" end of the range and vice versa, and what consideration was given to the fact that the pre-money total enterprise value of $200 Million significantly exceeded the median value in the Guideline
       Publicly Traded Companies Analysis.
Unaudited Pro Forma Condensed Combined Financial Information
Note 3. Adjustment (c) to unaudited pro forma condensed combined financial information, page 126

8. It appears that the negative balances of adjusted net assets should increase rather than decrease the IFRS 2 charge for listing services. Please ensure the calculation is mathematically correct.
Dilution to Relativity's Stockholders, page 128

9. Please revise your presentation to clearly show the nature and amounts of each source of dilution used to determine net tangible book value per share, as adjusted; the number of shares used to determine net tangible book value per share, as adjusted; and
       any adjustments to the number of shares used to determine the per share component of net tangible book value per share, as adjusted. Please clarify why the number of
       "Total Shares" in the first table ranges from 28,816,238 to 28,753,750 where as the number of "Total PubCo Ordinary shares outstanding post de-SPAC" in the second table ranges from 22,562,488 to 22,562,488.
10. Please revise your disclosure to describe, outside of the table, each material potential source of future dilution that non-redeeming shareholders may experience by electing not to tender their shares in connection with the de-SPAC transaction, including sources not included in the table with respect to the determination of net tangible book value per share, as adjusted. Please refer to Item 1604(c) of Regulation S-K.
Sponsor Information, page 142

11.    Please provide the disclosure required by Item 1603(c) of Regulation
S-K.
 August 26, 2025
Page 4
Information about BIOT, page 150

12. We reissue prior comment 35. Please revise to clarify the meaning of scientific or technical terms the first time they are used in order to ensure that lay readers will understand the disclosure. For example, please clarify the meaning of terms such as paracrine signaling potential and chorioallantois cells.
Revenue, page 185

13. As previously requested, please disclose how you concluded that the 2024 sales decline was only temporary and whether your actual 2025 sales have increased in line with your expectations. It is not clear whether there is a reasonable basis to characterize the decline as "temporary", particularly since your new products have lower sales prices than your existing products.
14. Please expand your disclosure to explain the substantial decline in EC Marketing
       Services revenue. Further, please reconcile your reference to expanded "clinic partnerships" on page 185 with the page 172 disclosure that appears to reference the existence of only one franchised clinic.
Expenses, page 186

15. As previously requested, please disclose the reasons for the significant change in
       Other Income. We note that the account decreased from $282,750 to $197,700.
16. It remains unclear why your effective tax rate increased from 8% in 2023 to 41% in
       2024. The disclosure that you added in your response to comment 49 appears inconsistent with the corresponding disclosures in Note 18 on page F-82. Note that any material changes in your deferred tax assets and liabilities may warrant specific disclosures in the financial statement footnotes pursuant to paragraphs 80-82 of IAS
       12.
Certain Relationships and Transactions of BIOT, page 204

17.    We refer to your disclosure on page 204 that your Sales and
Manufacturing
       Agreement with Hiroki Global Co., Ltd.    form[s] an important part of
the Instinct
       Brothers Group   s vertically integrated operations.    Please file the
agreement as an
       exhibit to the registration statement as required by Item
601(b)(10)(ii)(B) of
       Regulation S-K or tell us why it is not material.
Experts, page 231

18. As previously requested, please complete the blank disclosures here and on page F-58.
Index to Financial Statements, page F-1

19. Please include the June 30, 2025 financial statements of Relativity Acquisition Corp.
       Further, as previously noted, please see the six month interim period updating guidance in Item 8.A.5 of Form 20-F regarding the BIOT financial statements on page
       F-58.
 August 26, 2025
Page 5

       Please contact Al Pavot at 202-551-3738 or Li Xiao at 202-551-4391 if you have questions regarding comments on the financial statements and related matters. Please contact
Conlon Danberg at 202-551-4466 or Jane Park at 202-551-7439 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Giovanni Caruso, Esq.
      Terrence Edward Chong, Esq.